Vf 3-18-04

04015949

SEC MAIL PROCESSING SECTION
MAR - 1 2004
WASH. D.C. 187

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Act 3/16/2004

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 41215 ~~01-57550~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOVELL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Maryland Farms, Suite 126
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bill Lovell 615-373-1264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, Harper & Associates
(Name – *if individual, state last, first, middle name*)

761 Old Hickory Blvd, Suite 206, Brentwood, TN 37027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/22

OATH OR AFFIRMATION

I, William C. Lovell Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lovell Incorporated, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William C. Lovell Jr
Signature

President
Title

Joseph M Bem
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOVELL INCORPORATED

(SEC I.D. No 8-41215)

Financial Statements and Supplemental Schedules for the Years ended December 31, 2003 and 2002, and Opinion of Independent Certified Public Accountants, and Supplemental Report on Internal Accounting Control filed in accordance with Rule 17-a5(e)(3) as a Public Document

HHA Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Report

Terry A. Hill
Ernest R. Harper

761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

**The Board of Directors
Lovell Incorporated:**

We have audited the accompanying statements of financial position of Lovell Incorporated as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lovell Incorporated as of December 31, 2003 and 2002, and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 15c3-1 and rule 17a-5 of the Securities and Exchanges Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Hill, Harper & Associates

February 10, 2004

LOVELL INCORPORATED

Statements of Financial Position

December 31, 2003 and 2002

Assets		2003	2002
Current assets:			
Cash and cash equivalents	$	77,381	76,495
Commissions receivable		7,626	930
Receivable - clearing deposit		10,000	10,000
Total current assets		95,007	87,425
Furniture and equipment, at cost		22,147	22,147
Less accumulated depreciation		20,457	19,329
Net furniture and equipment		1,690	2,818
	$	96,697	90,243
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	511	11
Deferred state income taxes		400	100
Accrued franchise taxes		375	375
Total current liabilities		1,286	486
Stockholder's equity:			
Common stock, no par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		12,000	12,000
Additional paid-in capital		48,000	48,000
Retained earnings		35,411	29,757
Total stockholder's equity		95,411	89,757
	$	96,697	90,243

Commitments and contingencies (notes 5 and 6)

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions:			
Exchange listed equity securities	$	2,083	2,518
Over the counter equity securities and other markets		78,155	112,222
Mutual funds		23,238	51,723
		103,476	166,463
Fees for investment advisory services		71,702	73,997
Realized and unrealized loss on marketable securities		-	(346)
Interest income		6,279	6,947
Other		9,866	15,001
Total revenues		191,323	262,062
Operating expenses:			
Stockholder salary		82,500	100,197
Other salary and employee costs		37,122	67,912
Professional fees		3,200	3,000
Occupancy, office and other expenses		25,273	25,804
Clearing costs		26,359	51,369
Regulatory fees, licenses, etc.		2,624	3,226
Research		799	1,184
Quotations		5,206	5,850
Depreciation		1,128	1,128
Other taxes		1,158	923
Total operating expenses		185,369	260,593
Net earnings before income taxes		5,954	1,469
State income tax expense		300	100
Net earnings	$	5,654	1,369

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

		Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance December 31, 2001	$	12,000	48,000	28,388	88,388
Net earnings 2002		-	-	1,369	1,369
Balance December 31, 2002		12,000	48,000	29,757	89,757
Net earnings 2003		-	-	5,654	5,654
Balance December 31, 2003	$	12,000	48,000	35,411	95,411

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash Flows from Operating Activities			
Net earnings	$	5,654	1,369
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation		1,128	1,128
Realized and unrealized loss on marketable securities		-	346
(Increase) decrease in commissions receivable		(6,696)	(918)
Increase (decrease) in liabilities:			
Accounts payable		500	(32)
State franchise and income taxes payable		300	(175)
Net cash from operating activities		886	1,718
Cash Flows from Investing Activities			
Proceeds from sale of securities		-	6,050
Purchases of marketable securities		-	(350)
Net cash from investing activities		-	5,700
Net increase in cash and cash equivalents		886	7,418
Cash and cash equivalents at beginning of year		76,495	69,077
Cash and cash equivalents at end of year	$	77,381	76,495
Supplemental cash flow information			
State income taxes paid	$	-	287

See accompanying notes to financial statements.

LOVELL INCORPORATED

Notes to Financial Statements

December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

Organization

The Company was organized on March 27, 1989, to perform various broker-dealer functions within the securities industry. Operations commenced in September 1989.

Revenue Recognition

The Company recognizes revenue either upon receipt, or when considered earned, if the earnings process has been substantially completed and revenues are reasonably assured of being collected. The related costs of management fees, if any, are also accrued at the time.

Depreciation

Furnishings and equipment are depreciated using the straight-line method over a life of three to seven years.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, deposits with financial institutions, and debt instruments with an original maturity of three months or less to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days and personal days off, depending on job classification, length of service and other factors. It is not practicable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

(2) Income Taxes

The Company has elected to be treated as an S Corporation for Federal income tax purposes. Accordingly, no provision has been made for Federal income taxes in the accompanying statements. The Company is subject to State income taxes. The Company has elected to be taxed on the cash basis of accounting under which income is generally taxable when received and expenses deductible when paid. The effective State rate of taxation is six (6) percent.

(2) Income Taxes, continued

Income taxes are provided in the year transactions enter into the determination of net earnings, regardless of when such transactions are recognized for tax purposes

Deferred income tax liability as of December 31, 2003 and 2002 amounted to $400 and $100, respectively. Deferred income tax expense amounted to $300 and $100 for the years ended December 31, 2003 and 2002, respectively. For each of the years ended December 31, 2003 and 2002, income tax expense related to current income taxes payable is $-0-. The deferred tax balances arise primarily from reporting for financial statement purposes using the accrual method of accounting and using the cash basis of accounting for preparation of tax returns.

(3) Concentrations of Assets

The Company maintains its clearing deposit account with and receives a substantial amount of its commission revenues from a single clearing broker.

(4) FOCUS Report, Part II A

The accompanying financial statements have been reconciled to the FOCUS report, Part IIA filed by the Company for the year ended December 31, 2003. Net capital has been reported to be $93,721, no differences were noted in the audited financial statements. The aggregate indebtedness ratio as of December 31, 2003 is .013722 to one.

The FOCUS report did not include a computation for determination of reserve requirements under Rule 15c3-3 as the Company is exempt under provisions of Rule 15c-3(k)(2)A.

(5) Commitments

The Company has entered into a lease for office space which expires in August 2006. The lease requires monthly payments which are subject to minor adjustments. Lease expense for the year ended December 31, 2003 and 2002 amounted to $17,857 and $18,323, respectively. The Minimum future rent expense under the lease is $16,811 in 2004; $17,231 in 2005; and $11,677 in 2006. The Company has a sublease arrangement for a portion of its office space and currently receives $680 monthly.

(6) Retirement Plan Arrangement

The Company makes discretionary contributions on the behalf of it's employee to SEP - IRA retirement plan arrangements. To be eligible to participate in the plan the employee must have attained the age of twenty one and have performed service for the Company in at least three of the five immediately preceding plan years. Further, the employee must receive compensation of $400 or more in the plan year. Contributions to the plan amounted to $9,500 and $-0- for the years ended December 31, 2003 and 2002, respectively.

Hill, Harper & Associates
Certified Public Accountants

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

Terry A. Hill
Ernest R. Harper

761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

**The Board of Directors
Lovell Incorporated:**

We have audited the financial statements of Lovell Incorporated for the year December 31, 2003, and have issued our report thereon dated February 10, 2004. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under auditing standards generally accepted in the United States of America and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of Lovell Incorporated is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost / benefit relationship.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become

inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lovell Incorporated taken as a whole. The study and evaluation did however disclose the following weakness.

Due to the limited number of personnel of the Company, it is impractical to attain a segregation of duties conducive to internal accounting control. While management of the Company is aware of this situation, it is not deemed practical to increase employees merely to enhance internal control. Further, the owner of the Company is the only employee, which in itself mitigates the aforementioned weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hill, Harper & Associates

February 10, 2004

LOVELL INCORPORATED

Computation of Net Capital Under Sec. Rule 15c3-1

Year ended December 31, 2003

Net Capital:		
Total stockholders' equity qualified for net capital	$	95,411
Deductions and\or charges:		
Furniture and equipment, net		1,690
Net capital	$	93,721
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Excess net capital	$	43,721
Aggregate indebtedness:		
Accounts payable	$	511
Deferred state income taxes		400
Accrued franchise taxes		375
Aggregate indebtedness	$	1,286
Ratio: Aggregate indebtedness to net capital		.013722
Reconciliation with Company's computation (included in Part II of Form X-17-5 as of December 31, 2003):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	93,721
Audit adjustments		-
Net capital as reported above	$	93,721